UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

USA Technologies, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

90328S401
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON S.A.V.E. PARTNERS IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,400,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,400,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON LOCKE PARTNERS I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,400,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,400,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON BRADLEY M. TIRPAK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 134,140 (1)
	8	SHARED VOTING POWER 1,400,000
	9	SOLE DISPOSITIVE POWER 134,140 (1)
	10	SHARED DISPOSITIVE POWER 1,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,534,140 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IN

(1) Includes 10 shares of Common Stock issuable upon conversion of 1,000 shares of Series A Convertible Preferred Stock of the Company owned directly by Mr. Tirpak.

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON CRAIG W. THOMAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,400,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 90328S401

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”).  This Amendment No. 6 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,400,000 Shares owned directly by S.A.V.E. is approximately $1,907,625, including brokerage commissions.  The Shares owned directly by S.A.V.E. were acquired with its working capital (which may, at any given time, including margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 134,130 Shares owned directly by Mr. Tirpak is approximately $232,223, excluding brokerage commissions.  The aggregate purchase price of the 1,000 shares of Series A Convertible Preferred Stock of the Company (the “Series A Preferred Stock”) owned directly by Mr. Tirpak is approximately $9,500, excluding brokerage commissions.  The foregoing securities were acquired with personal funds.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) and (e) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each Reporting Person is based upon 35,548,662 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 12, 2014.

As of the close of business on February 12, 2014, S.A.V.E. beneficially owned 1,400,000 Shares, constituting approximately 3.9% of the Shares outstanding.  By virtue of their relationships with S.A.V.E. discussed in further detail in Item 2, each of Locke and Messrs. Tirpak and Thomas may be deemed to beneficially own the Shares beneficially owned by S.A.V.E.

As of the close of business on February 12, 2014, Mr. Tirpak directly owned 134,140 Shares, including 10 Shares issuable upon conversion of 1,000 shares of Series A Preferred Stock directly owned by Mr. Tirpak, constituting less than one percent of the Shares outstanding.

(b)           By virtue of their relationships with S.A.V.E. and Locke discussed in further detail in Item 2, Messrs. Tirpak and Thomas share the power to vote and dispose of the Shares beneficially owned by S.A.V.E.  Mr. Tirpak has the sole power to vote and dispose of the Shares directly owned by Mr. Tirpak.

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of Amendment No. 5 to the Schedule 13D.  All of such transactions were effected in the open market, unless otherwise noted.

(e)           The Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares as of February 12, 2014.

CUSIP NO. 90328S401

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014	S.A.V.E. PARTNERS IV, LLC

	By:	Locke Partners I LLC
Managing Member

	By:	/s/ Craig W. Thomas
	Name:	Craig W. Thomas
	Title:	Co-Managing Member

LOCKE PARTNERS I LLC

By:	/s/ Craig W. Thomas
Name:	Craig W. Thomas
Title:	Co-Managing Member

/s/ Bradley M. Tirpak
BRADLEY M. TIRPAK

/s/ Craig W. Thomas
CRAIG W. THOMAS

CUSIP NO. 90328S401

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 5 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

S.A.V.E. PARTNERS IV, LLC

1,9801	$0.4700	12/27/2013
(1,980)1	$0.6000	12/30/2013
(34,014)	$2.4051	1/09/2014
(58,358)	$2.1954	1/10/2014
(22,600)	$2.1529	1/14/2014
(59,241)	$2.1970	1/15/2014
(28,725)	$2.2500	1/16/2014
(45,881)	$2.2252	1/23/2014
(18,269)	$2.1125	1/28/2014
(27,700)	$2.1554	1/30/2014
(32,993)	$2.1683	1/31/2014

1  Warrants to purchase common stock.